UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: June 13, 2014

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Peter Chernyshov appointed Kyivstar CEO from June 25, 2014

Amsterdam (June 13, 2014) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces the appointment of Peter Chernyshov as CEO of its Ukrainian Business Unit, Kyivstar. Peter Chernyshov will succeed Igor Lytovchenko, the Kyivstar founder, who has decided to retire from the company after 20 years in the role of CEO. The appointment will take effect from June 25, 2014.

Commenting on the appointment, Jo Lunder, Vimpelcom CEO said: “I want to express our deepest thanks to Igor, who founded Kyivstar and led it to its current position as the leading mobile operator in the Ukrainian market. He has made a great and important contribution not only to Kyivstar but also to VimpelCom as well as to the development of the Ukrainian and global telecommunications industry. On behalf of his colleagues in Ukraine and across the VimpelCom Group I wish Igor good luck and success in his future activities.” Jo added: “At the same time I am very pleased that Peter Chernyshov is joining our team. Peter is a first class professional and an experienced leader who is highly respected across Ukraine. In his role, Peter will focus on strengthening Kyivstar’s leadership position in the industry by providing the best service to our customers.”

Peter Chernyshov commented: “Kyivstar is a company with a rich Ukrainian heritage and it is a proud member of the international VimpelCom family. I am excited by the opportunity to lead the Kyivstar team, to deliver the best customer service and capitalise on the opportunities of new technologies such as 3G and 4G/LTE, when they are available in Ukraine. I am delighted that I will be living and working in Kiev, a city I know well and which has been my home for a number of years. I look forward to building on the great achievements of Igor and his team.”

On leaving Kyivstar, Igor Lytovchenko said: “I would like to thank the whole Kyivstar team, my colleagues at VimpelCom and, of course, our partners and clients for an incredible 20 years devoted to a single objective: to provide the highest quality mobile communications in Ukraine. During this period, Kyivstar has been able to attract the best people who have helped create one of the strongest telecoms teams in the world. It has been a fantastic time, full of challenges and many achievements. I wish my colleagues from VimpelCom good fortune and continued success.”

Under Peter’s leadership Kyivstar will continue its ongoing transformation process, maintaining the best network quality in the country, further improving customer service and delivering new and innovative products and services to its consumers.

Peter Chernyshov has 12 years of international CEO experience and has a strong financial track record. For several years he worked as the CEO of Carlsberg Group in Ukraine and later he was promoted to Vice-President responsible for six countries in Eastern Europe. During this period, Peter was able to successfully lead Carlsberg Ukraine through a deep transformation process, acquiring substantial market share and delivering year-on-year increases in revenue and EBITDA margin. Peter has been nominated by various publications as one of the leading managers in Ukraine, with Forbes Magazine ranking him in the top 3 managers in the country.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. As of March 31, 2014 VimpelCom had 218 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands, and listed as ADS on the NASDAQ Global Stock Market under the symbol “VIP”. For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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